MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

June 17, 2021

Item 3 News Release

A news release dated June 17, 2021 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

On June 17, 2021, the Company announced that it has completed the acquisition of an existing 1.35% net smelter return royalty on a portion of the Côté Gold Project and all of the Gosselin project owned by IAMGOLD Corporation.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Côté Gold Project

On June 17, 2021, the Company announced that it has completed the acquisition of an existing 1.35% net smelter return ("NSR") royalty on a portion of the Côté Gold Project and all of the Gosselin project  owned by IAMGOLD Corporation and Sumitomo Metal Mining Co., Ltd. for a total consideration of C$7.5 million in cash from arm's length sellers.

Metalla was also granted a right of first refusal on the remaining 0.15% NSR held by one of the sellers.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

June 17, 2021